

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

Via E-mail
Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company
One Freedom Valley Drive
Oaks, PA 19456-1100

      Re: **SEI Investments Company**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 27, 2012
               Definitive Proxy Statement on Schedule 14A
               Filed April 13, 2012
               Form 10-Q for Quarterly Period Ended June 30, 2012
               Filed August 2, 2012
               File No. 000-10200

Dear Mr. McGonigle:

We have reviewed your response dated July 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Base Salary, page 8

1.   Regarding your response to prior comment 9 of our letter dated June 11, 2012, please provide disclosure as it would have appeared in your 2012 proxy statement that explains how the Compensation Committee and Board assess the competitiveness of your compensation program. Please also include disclosure explaining that the peer group

information discussed on page 11 is used only in connection with your
Chief Executive Officer's compensation.

2011 Incentive Compensation Awards, page 10

2.   We note your response to prior comment 10 of our letter dated June 11, 2012.

•   While we note from your response and proxy disclosure that the incentive
        compensation awards are not formulaic in nature, we note that the performance
        targets referenced in our comment were factors considered by the Committee in
        awarding incentive compensation for Messrs. Loughlin, Meyer and Ujobai.
        As such, we continue to believe that disclosure of such targets is required
        pursuant to Regulation S-K Item 402(b). Please provide us with proposed
        disclosure that addresses prior comment 10 or with a competitive harm argument
        consistent with Instruction 4 to Regulation S-K Item 402(b).

•   To the extent that you wish to rely on Instruction 4 to Regulation S-K Item 402(b)
        to exclude the performance target levels from your disclosure, please provide an
        analysis that demonstrates how disclosure of the target levels would result in
        competitive harm to you. In responding to this comment, please refer to
        Question 118.04 of the Regulation S-K Compliance and Disclosure
        Interpretations, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, as guidance.

•   If you provide a competitive harm argument, please also provide proposed
        disclosure discussing how difficult it will be for the named executive officer or
        for the business unit to achieve the undisclosed target levels. See Instruction 4 to
        Regulation S-K Item 402(b).

Form 10-Q for Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements, page 7

Note 5 – Fair Value Measurements, page 12

3.   We note your responses to prior comments 13 and 14 of our letter dated June 11, 2012, as
        well as your disclosures on page 12 regarding your securities valuations. We note that
        you use the services of independent pricing firms in the valuation of both your agency
        securities (classified as Level 2) and SIV securities (classified as Level 3) and that in both
        cases the fair value is based on the prices provided by the independent pricing vendors
        without adjustment. Please address the following.

•   Tell us and revise your disclosure in future filings to describe the procedures you
        performed to validate the prices you obtained to ensure that the fair value

determination is consistent with ASC 820. In this regard, we note that for your agency securities you receive a report of the independent pricing vendor's valuation techniques and types of inputs used to assist you with determining the appropriate classification with the fair value hierarchy, but it is not clear whether you perform any procedures to ascertain whether the pricing methodology complies with ASC 820. It is also not clear whether you perform these types of validation procedures for your SIV securities when broker quotes are not available and there is not sufficient trading activity to compare to current market transactions.

- To the extent that you do not perform such validation procedures on the information received from third party pricing vendors, please tell us how you were able to conclude that you have complied with GAAP with respect to fair value measurements and have effective internal controls over financial reporting (ICFR).

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director